UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Coachmen Industries, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

189873102
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 189873102

1. Name of Reporting Persons S.S. or I.R.S. Identification No. of above person Aegis Financial Corporation 54-1712996

2. Check the Appropriate Box if a Member of Group* (a) ☐ (b) ☒

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:
5. Sole Voting Power 1,106,560

6. Shared Voting Power 0

7. Sole Dispositive Power 1,106,560

8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,106,560

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11. Percent of Class Represented by Amount in Row (9) 6.8%

12. Type of Reporting Person IA

CUSIP No.: 189873102

1. Name of Reporting Persons S.S. or I.R.S. Identification No. of above person Scott L. Barbee N/A

2. Check the Appropriate Box if a Member of Group* (a) ☐ (b) ☒

3. SEC Use Only

4. Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:
5. Sole Voting Power 1,106,560

6. Shared Voting Power 0

7. Sole Dispositive Power 1,106,560

8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,106,560

10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11. Percent of Class Represented by Amount in Row (9) 6.8%

12. Type of Reporting Person IN

CUSIP No.:  189873102

Schedule 13G Additional Information

Item 1.

	(a)	Name of Issuer Coachmen Industries, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 2831 Dexter Drive Elkhart, IN 46514

Item 2.

	(a)	Name of Persons Filing (i) Aegis Financial Corporation ("AFC") (ii) Scott L. Barbee ("BARBEE")

	(b)	Address of Principal Business Office for Each of the Above 1100 North Glebe Road Suite 1040 Arlington, VA 22201

	(c)	Citizenship (i) AFC: Delaware (ii) BARBEE: United States

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 189873102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c). The person filing is a:

	(a)	☐	Broker or Dealer registered under section 15 of the Act;

	(b)	☐	Bank as defined in section 3(a)(6) of the Act;

	(c)	☐	Insurance Company as defined in section 3(a)(6) of the Act;

	(d)	☐	Investment Company registered under section 8 of the Investment Company Act;

	(e)	☒	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

	(g)	☐	Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G);

	(h)	☐	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned (i) AFC: 1,106,560 (ii) BARBEE: 1,106,560

	(b)	Percent of class (i) AFC: 6.8% (ii) BARBEE: 6.8%

	(c)	Number of shares as to which the person has:

			(1)	Sole power to vote or to direct the vote (i) AFC: 1,106,560 (ii) BARBEE: 1,106,560

			(2)	Shared power to vote or to direct the vote (i) AFC: 0 (ii) BARBEE: 0

			(3)	Sole power to dispose or to direct the disposition of (i) AFC: 1,106,560 (ii) BARBEE: 1,106,560

			(4)	Shared power to dispose or to direct the disposition of (i) AFC: 0 (ii) BARBEE: 0

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The clients of Aegis Financial Corporation, a registered investment adviser, including two investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule.  The Aegis Value Fund, a registered investment company, owns 814,617 shares or 5.03% of the class of securities reported herein.  To the best of Aegis Financial Corp's knowledge, no other account owns more than 5% of the outstanding stock.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aegis Financial Corporation

Date: February 12, 2010	By:	/s/ Scott L. Barbee
	Name:	Scott L. Barbee
	Title:	Managing Director

Scott L. Barbee

Date: February 12, 2010	By:	/s/ Scott L. Barbee
	Name:	Scott L. Barbee